Attention Business Editors:

Scotiabank announces senior executive appointments and expanded roles

TORONTO, March 4, 2003 — Following today’s Board of Directors meeting, Scotiabank is pleased to announce expanded responsibilities for two of the Bank’s top three key senior executives. This is part of the Board’s ongoing succession plans and follows from the January 15 appointment of Rick Waugh as Scotiabank’s President.

Bob Chisholm, Vice-Chairman, Domestic Banking, has been appointed Vice-Chairman, Scotiabank, and President and CEO, Domestic Banking and Wealth Management. “Bob will focus on continuing to bring together the tremendous strengths of Wealth Management and the Domestic Bank, maximizing cross-sell opportunities and ensuring we continue to deliver industry-leading client satisfaction,” said Scotiabank Chairman and CEO, Peter Godsoe.

David Wilson, Vice-Chairman, Scotiabank, and Chairman and CEO, Scotia Capital, will now be responsible for all of the Group’s wholesale financial services in Canada, the U.S. and Europe, and our corporate, institutional and government relationships on a global basis. In addition to leading our investment and corporate banking and global trading areas, Mr. Wilson will provide leadership in growing our wholesale customer base globally, in cooperation with other divisions of the Bank. “Recognizing the synergies that the continued globalization of the wholesale business offers, David will drive Scotia Capital’s growth and solidify the strong relationships we enjoy with our corporate clients in North America and internationally,” said Mr. Godsoe.

“Rick (Waugh) and I are confident that Bob (Chisholm) and David (Wilson) will provide the leadership to allow us to continue to build on our existing core strengths for future growth and success,” said Mr. Godsoe.

Detailed biographies of each of the executives are available at www.scotiabank.com, in the corporate information section, accessible via the homepage.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$290 billion in assets (as at January 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit .

For further information: Pam Agnew, Scotiabank Public Affairs, 416-866-7238